UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY Corporate Taxpayers’ Registry No. (CNPJ/MF) 02,558,134/0001-58 Board of Trade (NIRE) 33 3 0026253 9	TELEMAR NORTE LESTE S.A. PUBLICLY-HELD COMPANY Corporate Taxpayers’ Registry No. (CNPJ/MF) 33,000,118/0001-79 Board of Trade (NIRE) 33 3 0015258 0

NOTICE TO SHAREHOLDERS

Payment of Interest on Capital

The boards of directors of Tele Norte Leste Participações S.A (“TNL”) and Telemar Norte Leste S.A (“TMAR”) disclose that each of them held meetings today and decided the following:

I. Statement of Interest on Capital (“IOC”) for the benefit of our shareholders in the amount of:

(a) TNL: R$279,300,198.01. This amount is within the limit of up to R$700,000,000 established by TNL’s extraordinary shareholders’ meeting held on April 4, 2008; and

(b) TMAR: R$495,326,603.75. This amount is within the limit of up to R$900,000,000 established by TMAR’s extraordinary shareholders’ meeting held on April 4, 2008.

The amounts established in (a) and (b) will be paid together with the payment of the 2008 mandatory dividends, as set forth by Paragraph 7 of Article 9 of Law No. 9,249/95.

II. Credit method: IOC amounts will be credited in accordance with the shareholding position of our shareholders as of August 15, 2008. Payment of these amounts will be proposed and approved by TNL’s and TMAR’s respective management by no later than April 30, 2009, in the following manner, amounts, terms and conditions:

Shares	Gross Price per Share (in reais)	Price per Share net of withholding income tax (IRRF)* (in reais)	Total Gross Value (in reais)
TNLP3 (OS)	0.7306	0.6210	93,181,455.33
TNLP4 (PS/ADR)	0.7306	0.6210	186,118,742.68

*	Less withholding income tax (Imposto de Renda Retido na Fonte), or IRRF, see “V” below.

Shares	Gross Price per Share (in reais)	Price per Share net of withholding income tax (IRRF)* (in reais)	Total Gross Value (in reais)
TMAR3 (OS)	1.9702	1.6747	210,935,705.83
TMAR5 (PAS)	2.1671	1.8420	282,294,670.14
TMAR6 (PBS)	1.9702	1.6747	2,096,227.78

*	Less withholding income tax (Imposto de Renda Retido na Fonte), or IRRF, see “V” below.

III. Interest over IOC amount: The above-mentioned amounts will bear interest as follows: (i) from August 1, 2008 to December 31, 2008, pursuant to the average rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário, “CDI”) during such period, or until the actual payment date if earlier than December 31, 2008; and (ii) from January 1, 2009 until the actual payment date, based on the Reference Rate (Taxa Referencial, “TR”);

IV. Payment: The payment date will be decided by TNL’s and TMAR’s respective management by no later than April 30, 2009;

V. Taxation: The IOC amount mentioned in item “I” above and the amount of interest to be paid pursuant to item “II” above will be subject to IRRF at the rate set forth by Brazilian law in effect. Tax-exempt shareholders and shareholders that are not subject to IRRF must present evidence of their tax position by August 22, 2008, at a branch of Banco do Brasil to avoid us withholding such taxes; and

VI. Trading Date “ex-IOCs”: Shares will be traded “ex-interest on shareholders’ equity” from August 18, 2008, based on the applicable shareholding position of August 15, 2008.

Rio de Janeiro, July 31, 2008.

José Luis Magalhães Salazar

Chief Financial Officer and Investor Relations Officer

Tele Norte Leste Participações S.A and Telemar Norte Leste S.A